

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 7, 2016

Mr. Roberto Jesus Valdes
President, Principal Executive Officer, and Director
International Land Alliance, Inc.
350 10th Ave
Suite 1000
San Diego, CA 92101

> **Re:** **International Land Alliance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2016**
> **File No. 333-209484**

Dear Mr. Valdes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2016 letter.

Prospectus

Summary Information, page 6

1.   We note your response to comment 8. Please provide the deficit amount in the "Going Concern" section or else provide a cross-reference to the part of the financial statements where the information is contained.

Management's Discussion and Analysis of Financial Condition . . . , page 23

2.   We note your response to comment 34. Please revise pages 24 and 25 to provide enhanced quantitative and qualitative discussion and analysis explaining the underlying reasons for trends and changes in financial results for each period presented. Please refer to Item 303 of Regulation S-K for guidance.

Plan of Operations, page 24

3.   We note your response to comment 29. Please provide more detail regarding the timing and costs of development for both projects. In particular, please provide detailed milestones, the anticipated timeframe for beginning and completing each milestone, and the expected sources of such funding. Finally, please explain how you intend to meet each of the milestones if you do not receive funding.

Business

Corporate History, page 27

4.   We note your response to comment 15. Revise your filing to disclose how you accounted for the acquisition of International Land Alliance SA De CV in your financial statements.

5.   We note your response to comment 16. We note partial disclosure improvements on page 27 in response to our comment. Please revise your filing to disclose how International Land Alliance SA De CV valued and accounted for the acquisitions of the Oasis Park and Valle Divino properties, provide a discussion of recent operating results of International Land Alliance SA De CV from formation (June 30, 2011) to its acquisition on October 1, 2013, and include any other information which will provide for a detailed understanding of International Land Alliance SA De CV prior to acquisition.

6.   We note your response to comment 28. We note substantial revisions of your accounting for the Oasis Park and Valle Divino properties made in your current filing, including a significant decrease in the presented amounts of Plant, Property and Equipment when compared to your initial Form S-1 filed on February 11, 2016. Please tell us and revise your filing to provide for a detailed understanding of how the amounts for these properties were determined and recorded in your financial statements. Please also provide us a reconciliation and explain to us the reason(s) for the changes in your accounting for these properties from your initial Form S-1 to your current filing.

Overview, page 28

7.   We note your response to comment 14. Given the going concern note from your auditor, please explain how you intend to finance the purchase and delivery of modular home kits from TheirModular, LLC, as well as offering financing to purchasers of your lots.

Valle Divino, page 29

8.   Please explain what "the Master Plan" is a reference to and revise your disclosure to account for that description. Please file as an exhibit to the registration statement the Master Plan or tell us why you believe it is not required to be filed. Please refer to Item 601(b)(2) of Regulation S-K for guidance.   In addition, please explain what role, if any, Grupo Valcas will play in the development and sale of elements of this property.

Government Regulation, page 31

9.   We note your response to comment 20, indicating that you have received a Preliminary Feasibility Permit for the Oasis Park Project. Please enumerate the government approvals you have not received, but which are required for the successful implementation of your business plan, making sure to describe the status of each such approval within the government approval process. Please refer to Item 101(h)(4)(viii) of Regulation S-K for guidance.

Employees, page 32

10.   We note your response to comment 23. Please reconcile your disclosure in this offering statement that you have three full time employees who serve as both your executive officers and your directors with content on your website indicating that Messrs. Fuentes and Beglinger continue to serve as your Chief Financial Officer and Vice President of Marketing, respectively. Please refer to Item 101(h)(4)(xii) of Regulation S-K for guidance.

Description of Securities

Common Stock, page 40

11.   Please disclose, if true, that you have 10,049,145 shares outstanding.

Financial Statements

General

12.   We note your response to comment 35. We note that your independent auditor, K. Brice Toussaint, withdrew his PCAOB registration effective August 8, 2016. Please tell us if there has been a change in your independent auditor, and if so, revise to include in Item 11 of your amended Form S-1 the disclosures required by Item 304 of Regulation S-K.

Consolidated Balance Sheet, page F-2

13.   We note that you disclose prepaid expenses of $2.66 million and $2.53 million as of December 31, 2014 and 2015, respectively. We further note from page F-12 that prepaid expenses totaled $2.53 million as of June 30, 2016. Given that this is the largest asset in your presented financial statements, please tell us and revise your filing to describe what these prepaid expenses relate to, include an accounting policy footnote, and provide any additional information necessary for a complete understanding.

14.   We note your response to comment 36. We note from your response that you have removed reference to shareholder loans from your balance sheet. Please tell us what this line item and amount represented as of September 30, 2015 and how you have accounted for this negative balance of $82,151 in your current financial statements.

Consolidated Statement of Operations, page F-3

15.   We note your response to comment 41. In your response, you state that project costs associated with acquisition, development and construction of your real estate projects are capitalized as property, plant and equipment. However, we note only the value of Land presented under Plant, Property and Equipment in your consolidated balance sheets. Please explain what costs are included in Land for each period and discuss how these amounts were initially determined as we note that Land has not materially changed for all periods presented. Further, we note disclosure on page 24 that as of October 31, 2016 you have constructed the resort entrance and sales and security office for the Oasis Park resort. Please quantify the total cost of completion of these projects and explain how they are accounted for in your financial statements and the line item they are included in on your balance sheets.

16.   As a related matter, we note minimal cost of lots expenses recorded in your statement of operations for all periods presented. Please tell us and revise your filing to explain in detail how you determine the cost of lots sold and provide a detailed understanding of what costs are included and excluded from your determination. Please refer to ASC 970-340 for guidance.

Note 2 – Summary of Significant Accounting Policies, page F-7

17.   We note your response to comment 43. Please revise your filing to include accounting policy disclosures for your investments in both the Oasis Park Resort and Valle Divino properties including how you review these investments for impairment. Additionally, in your response you state that you are of the opinion that the values of your properties exceed the amounts reflected in your consolidated balance sheets as of June 30, 2016. Considering the guidance in ASC 360-10-35, please tell us and revise to explain in further detail how you determined that these investments are not impaired.

18.   We also note your reference on page 5 to Las Estrellas Vineyard Resort project in Rancho Tecate as one of the properties that is the focus of your development, construction and marketing. Please tell us how you have accounted for this property and revise your filing to include disclosures about it similar to those for other properties under development.

Accounts Receivable, page F-7

19.   We note your response to comment 44. Please revise your filing to provide an understanding of what your accounts receivable balances are comprised of in addition to whether you have recorded a corresponding allowance for doubtful accounts for these receivables for each period presented.

Stock Based Compensation, page F-8

20.   We note your response to comment 45. We note from your statements of stockholders' equity that you have issued 271,650, 50,000, and 550,000 shares of common stock for marketing services provided for the fiscal years ended December 31, 2014 and 2015, and six-months ended June 30, 2016, respectively. Please tell us how you have accounted for these stock issuances for services provided, including the line item on which presented in your financial statements, the authoritative guidance relied upon, and revise your filing to clarify accordingly.

Note 4 – Income Taxes, page F-9

21.   We note your response to comment 46. Please revise your filing to provide all of the disclosures required by ASC 740-10-50.

Interim Financial Statements

Note 5 – Going Concern and Management Plans, page F-20

22.   We note your response to comment 49. Please revise your filing to provide detailed information (i.e. issuance(s), terms, etc.) related to your convertible notes or remove reference to convertible notes from your filing in the event you do not have any issued.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: William T. Hart, Esq.